SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  |  Lisbon  |  06 May 2014

Closing of public offering of shares and exercise of over-allotment option

Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the announcement made by Oi, S.A. (“Oi”) on the closing of public offering of shares and exercise of over-allotment option, as detailed in the company’s document attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Exercise of Over-Allotment Option

Closing of Public Offering of Shares

Oi S.A. (“Oi” or the “Company”, BOVESPA: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) notifies its shareholders and the market in general that, in connection with its primary public offering of common and preferred shares, including shares in the form of American Depositary Shares, represented by American Depositary Receipts, conducted simultaneously in Brazil (the “Brazilian Offering”) and outside Brazil (the “International Offering” and, together with the Brazilian Offering, the “Public Offering”):

On May 5, 2014, Banco BTG Pactual S.A., in its role as Stabilizing Agent for the Public Offering, partially exercised, pursuant to article 24 of CVM Instruction No. 400, its option to place an additional 120,265,046 common shares and 240,530,092 preferred shares issued by Oi (the “Option Shares”), which represents an increase of 6.27% in the total number of shares distributed by Oi in the Public Offering.

Taking into account the shares initially offered, as disclosed in the Material Fact dated April 29, 2014, and the Option Shares, a total of 1,865,954,588 common shares and 3,696,207,346 preferred shares were distributed pursuant to the Brazilian Offering and 396,589,982 common shares and 828,881,795 preferred shares were distributed pursuant to the International Offering, in exchange for which Oi received gross proceeds in the amount of R$13.96 billion, composed of R$8.25 billion in cash and R$5.71 billion in assets contributed by Portugal Telecom SGPS S.A. (“Portugal Telecom”).

Given the success of the Public Offering in raising funds, the price behavior of Oi’s shares in recent trading sessions and the closing of the Public Offering with the exercise by Banco BTG Pactual S.A. of its option to place the Option Shares, Oi will publish on May 6, 2014, in accordance with article 29 of CVM Instruction No. 400, the closing announcement of the Public Offering in a Brazilian newspaper of wide circulation used by Oi, which announcement will contain the final information about the Public Offering.

Rio de Janeiro, May 5, 2014.

OI S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.